

Mail Stop 7010

April 16, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Michael C. Gazmarian
Vice President, Chief Financial Officer and Treasurer
Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

> **RE: Form 10-K for the fiscal year ended September 27, 2008**
> **Form 10-Q for the period ended December 27, 2008**
> **File No. 001-09929**

Dear Mr. Gazmarian:

We have reviewed your response letter filed via EDGAR on April 8, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008</u>

<u>Note 10 – Other Financial Data, page 15</u>

1. We note your responses to comments 16 and 17 from our comment letter dated March 19, 2009. Your Form 8-K filed on April 16, 2009 indicates that your net loss of $5.6 million for the first quarter ended December 27, 2008 has now grown to a net loss of $22 million for the six month period ended March 28, 2009. You disclose in your Form 8-K that the losses for the six month period are attributable to $23 million in pre-tax inventory write-downs as well as a reduction in shipments. You also disclose that your capacity utilization was approximately 35% for quarter ended March 28,

2009. It appears that these continuing downward trends in sales, utilization, and net losses could constitute significant adverse changes in your business climate that could affect the value of your long-lived assets (including property, plant and equipment). Please tell us how you considered the provisions of paragraph 8 of SFAS 144 in determining that, if true, an interim impairment assessment was not necessary as of your quarter ended March 28, 2009. Please also quantify for us how your actual operating results and cash flows through March 28, 2009 and your current estimates for the remainder of the fiscal year compared to the estimated operating results and cash flows for fiscal 2009 used in your impairment analysis for the year ended September 27, 2008.

* * * *

Please respond to this comment within 10 business days. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Andrew Schoeffler, Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant